FIRST QUARTER 2023 TRADING UPDATE STRONG START TO THE YEAR AS REVENUE GROWTH ACCELERATES

Trading update 1Q23 2 Note: amounts, mobile customers and 4G users on this page exclude Russian operations, which were reclassified as ‘held for sale’ and ‘discontinued operations’ in 4Q22. Total cash and cash equivalents include c.USD 47 million relating to banking operations in Pakistan. 4G USERS +18.2% YoY 55.9% penetration 88 million USD 884 million REVENUE -8.7% YoY +15.3% YoY in local currency SERVICE REVENUE -7.9% YoY +15.9% YoY in local currency CAPEX -49.0% YoY LTM Capex intensity 20.3% USD 852 million USD 90 million TOTAL CASH AND CASH EQUIVALENTS +53.7% YoY USD 2.5 billion at HQ USD 3.0 billion MOBILE CUSTOMERS +0.7% YoY DATA AND DIGITAL REVENUES -5.1% YoY +17.9% YoY in local currency USD 498 million 158 million EBITDA -13.5% YoY +11.2% YoY in local currency USD 385 million 1Q23 HIGHLIGHTS

Trading update
1Q23 3 VEON

Amsterdam, 4 May 2023 07:00 CEST – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces selected financial and operating results for the first quarter ended 31 March 2023, excluding the results of the Russian operations, as they are classified as 'held for sale' and 'discontinued operations' as of 24 November 2022.

In 1Q23, VEON's local currency growth continued to accelerate, with total revenues reaching USD 884 million – a decline of 8.7% YoY in reported currency, while local currency performance rose by 15.3% YoY. Service revenues were USD 852 million, -7.9% YoY in reported currency (+15.9% in local currency), and EBITDA was USD 385 million, -13.5% YoY in reported currency (+11.2% YoY in local currency). 1Q23 capex of USD 90 million was 49.0% lower YoY, with capex intensity at 20.3%. Total cash and cash equivalents as of 31 March 2023 were USD 3.0 billion, with USD 2.5 billion held at the headquarters ("HQ") level.

Kaan Terzioğlu commented on the results:

"The first quarter of 2023 was our fifth consecutive quarter of double-digit year-on-year growth in local currency as we continued to accelerate our performance, reaching a 15.3% increase in our topline.

Our operating companies continue to successfully execute the Digital Operator strategy, with 13.6 million more 4G users, 34% year-on-year growth in our multiplay base, and higher ARPU levels across the board underpinning our financial results.

We also remain focused on financial discipline, and have successfully amended our 2023 Notes and extended their maturities, supporting our liquidity management as we progress on closing the sale of our Russia operations, subject to all closing conditions being satisfied."

VEON Group USD million	1Q23	1Q22	YoY reported	YoY local currency	YoY local currency (excl. Ukraine)
Total revenue, of which:	**884**	**968**	**(8.7%)**	**15.3%**	**19.0%**
Total service revenue	852	925	(7.9%)	15.9%	20.1%
Data and digital revenues	498	524	(5.1%)	17.9%	25.5%
EBITDA	**385**	**446**	**(13.5%)**	**11.2%**	**17.6%**
Capex	**90**	**177**	**(49.0%)**		
LTM Capex intensity	20.3%	20.3%	0.0p.p.		
Cash and cash equivalents	**3,040**	**1,977**	**53.7%**		
Cash and cash equivalents at HQ level	2,497	1,302	91.8%		
Net debt	**2,709**	**7,780**	**(65.2%)**		
Net debt, excluding leases	1,911	5,183	(63.1%)		
Total customers (millions)	**159.5**	**158.4**	**0.7%**		
Mobile customers (millions)	157.7	156.6	0.7%		
4G users (millions)	88.1	74.5	18.2%		
4G subscriber base penetration	55.9%	47.6%	8.3p.p.		
Fixed-line broadband customers (millions)	1.8	1.8	(0.8%)		

Note: Cash and cash equivalents and Net debt accounts in 1Q22 include amounts from Russian operations, which in 4Q22 were reclassified as assets and liabilities held for sale and therefore excluded from the corresponding amounts in 1Q23.

Trading update
1Q23
4
VEON

SALE OF RUSSIAN OPERATIONS

On 24 November 2022, VEON Ltd. announced that following a competitive process, it had entered into an agreement to sell its Russian operations. Upon execution of the agreement, the Russian business has been classified as 'held for sale' and 'discontinued operations', and accounted for as such, in line with the requirements of IFRS 5. The result is that the Russian operations do not contribute to VEON's comparison base or actual reported results in this press release (except as specifically noted), however, this classification has no impact on balance sheet amounts in prior periods. The transaction is subject to certain closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. The Company anticipates that the transaction will be completed in accordance with the terms of the Share Purchase Agreement. While the Company continues to target a completion date of on or before 1 June 2023 as contemplated by the Share Purchase Agreement, no assurances can be given that the conditions to closing will be satisfied by this time, in which case the Share Purchase Agreement provides for extensions to allow for the conditions to be met.

The table below represents revenue and EBITDA amounts excluding intercompany, that would have been included into VEON Group results, had the Russian operations not been classified as 'held for sale' and 'discontinued operations'.

Russia RUB million	1Q23	1Q22	YoY
Total revenue	**70,271**	**72,009**	**(2.4%)**
Service revenue	64,706	63,338	2.2%
EBITDA	**30,367**	**27,667**	**9.8%**
EBITDA margin	43.2%	38.4%	4.8p.p.
Capex	8,006	16,496	(51.5%)
Capex intensity	17.9%	26.1%	(8.2p.p.)
Mobile			
Total operating revenue	58,982	61,652	(4.3%)
Service revenue	53,661	53,019	1.2%
Customers (mln)	44.0	48.5	(9.2%)
Data users (mln)	30.9	33.2	(7.0%)
4G smartphone users (mln)	29.4	30.0	(2.2%)
4G users (mln)	25.1	25.3	(0.6%)
ARPU (RUB)	400	360	11.2%
MOU (min)	299	305	(1.9%)
Data usage (GB/user)	19.0	15.6	21.9%
4G coverage	91.0%	90.0%	1.0p.p.
Fixed-line			
Total operating revenue	11,289	10,357	9.0%
Service revenue	11,046	10,319	7.0%
Broadband revenue	3,299	3,135	5.2%
Broadband customers (mln)	2.9	3.0	(1.8%)
Broadband ARPU (RUB)	377	354	6.6%

PURCHASE OF GROUP DEBT

During the quarter, VEON was informed that PJSC VimpelCom Russia independently concluded the purchase of USD 1.6 billion of VEON Holdings notes in order to satisfy certain Russian regulatory obligations. These notes were reclassified to Intercompany debt with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom has funded the purchase primarily by issuing new ruble-denominated notes of longer maturity.

Trading update 1Q23 5 NOTICE TO READERS: IMPACT OF THE CONFLICT VEON's results and other financial information presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although our Russian operations are now classified as ‘held for sale’ and ‘discontinued operations’ and do not contribute to our comparison base or actual reported numbers in this release (except as specifically stated), our operations in Ukraine continue to be affected by the conflict. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine have had a significant impact on the Company’s operations and business plans in Russia and Ukraine and may continue to have a significant impact on the Company’s operations and business plans in Ukraine. During the three months ended 31 March 2023, we have not recorded any impairment charges related to the Russian operations and have not recorded significant impairment charges related to the Ukrainian operations. However, we may need to record future impairment charges, which could be significant if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to such a level on an accounting basis as to require additional analysis of true asset values in order to determine the true value of assets to be compared to liabilities as outlined in the provisions of our debt agreements. Due to the ongoing conflict between Russia and Ukraine and the consequences as mentioned above, the Company requires additional time to complete all necessary disclosures in its Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) as well as its Dutch financial statements to be filed with the Autoriteit Financiële Markten (“AFM”), including completing its preparation of VEON’s consolidated financial statements and subsequently receiving the related audit report on the financial statements and internal control over financial reporting from its independent registered public accounting firm. As a result, VEON was not be able to file its Dutch financial statements with the AFM by April 30, 2023, nor its Annual Report on Form 20-F by May 1, 2023, the respective deadlines for filing. As VEON was not able to complete these filings by the prescribed deadlines (or the May 16, 2023 date for extension of the Form 20-F filing deadline provided by U.S. Securities Exchange Act Rule 12b-25), it cannot be ruled out that the AFM, Euronext, U.S. SEC or Nasdaq may, following the missed deadlines, take action against VEON, as previously reported.

Trading update 1Q23 6 1Q23 TRADING UPDATE 7 KEY RECENT DEVELOPMENTS 9 LIQUIDITY AND CAPITAL STRUCTURE 11 COUNTRY PERFORMANCE 13 CONFERENCE CALL INFORMATION 19 PRESENTATION OF FINANCIAL RESULTS AND NONRECURRING ITEMS 20 DISCLAIMER 21 ATTACHMENTS 23 CONTENTS

Trading update 1Q23 7 With strong execution of our Digital Operator strategy, VEON reports double digit growth in local currency revenues and EBITDA for 1Q23. Group liquidity position remains strong with Group cash and cash equivalents of USD 3.0 billion. Group revenues decreased by 8.7% YoY during 1Q23 in reported currency with the adverse impact of FX rates and increased by 15.3% YoY in local currency terms. Five operating companies reported local currency revenue growth above 15% YoY, while Ukraine revenues increased 6.0% YoY in local currency. We continued to maintain or expand market share across all our countries of operation. Service revenues decreased by 7.9% YoY in reported currency and rose by 15.9% YoY in local currency. In 1Q23, Group EBITDA decreased by 13.5% YoY in reported currency terms (+11.2% in local currency), with Group EBITDA margin of 43.6% (-2.5 p.p. YoY). Local currency EBITDA growth was achieved even as energy costs increased across the Group by c.41% YoY, which negatively impacted Group EBITDA margin by approximately 1.3 p.p. The Group’s YoY EBITDA performance was also affected by an extraordinary non-recurring item in Kazakhstan in 1Q22, as noted in greater detail in the Country Performance section. Excluding this one-off item, Group EBITDA increased by 10.1% YoY in local currency terms. In 1Q23, we reported 157.7 million mobile subscribers, growth of 0.7% YoY. Our 4G user base grew by 18.2% YoY, reaching 88.1 million, with 13.6 million 4G users added over the past 12 months. 4G users now account for 55.9% of our total subscriber base, up 8.3 p.p. from a year earlier, supporting the execution of VEON’s Digital Operator strategy. Our operating companies continued to focus on the execution of VEON’s Digital Operator strategy (“DO1440”). We aim to deliver digital experiences for every minute of the day through services powered by our 4G network. Our multiplay customers are customers that consume a digital product on top of our voice and data services. Our multiplay customer base increased by 34.1% YoY to 27.6 million multiplay customers, representing 21.7% of the user base and accounting for 39.3% of VEON’s B2C revenues. Multiplay customer ARPU is 3.5 times higher, and churn is 2.0 times lower than for single play voice-only customers. With a higher share of multiplay customers, ARPU levels in each of our operating companies also increased, in the range of 7.6% to 18.3% YoY. Our media streaming services, Toffee in Bangladesh and Tamasha in Pakistan, remain important drivers of the growth in our multiplay customers. Toffee reached 11.7 million monthly active users (“MAUs”), an 84.3% YoY increase, while Tamasha in Pakistan reached 5.6 million MAUs, with a 5.6-fold YoY growth. Our digital financial services business in Pakistan, JazzCash, reported 14.6 million monthly active users and increased its 12-month total transaction volume by 30.4% YoY. 1Q23 TRADING UPDATE IGHLIGHTS:

Trading update 1Q23 8 In 1Q23, Group capex was USD 90.3 million. Capex intensity was stable YoY at 20.3%. We closed the first quarter with total cash and cash equivalents of USD 3.0 billion, including USD 2.5 billion at the HQ level. Our local operations remain largely self- funding. In Ukraine, the team continued to work to keep the country connected while also delivering growth in both revenue and EBITDA. Around 90% of our radio network remained operational at the end of the quarter. Kyivstar’s revenues were up 6.0% YoY in local currency (-17.2% YoY in reported currency). In April, revenues increased by 13.2% YoY in local currency. Kyivstar’s 4G customer base grew 4.2% YoY, with data usage rising 23.4% YoY. EBITDA increased by 1.0% YoY in local currency (-21.2% YoY in reported currency) in 1Q23. The EBITDA performance was impacted by ongoing operational cost pressures, including electricity and fuel costs, and continued charitable donations, as well as staff and customer support program. Pakistan revenues rose 16.0% YoY in local currency (- 20.4% YoY in reported currency), a strong result given the challenging macroeconomic environment. A further devaluation of the Pakistani Rupee in the quarter resulting in 47% YoY depreciation negatively impacted the financial performance in reported currency. Jazz grew its 4G users (+17.4% YoY) and ARPU (+16.9% YoY) in 1Q23. EBITDA rose by 12.0% YoY in local currency (-23.2% YoY in reported currency). Higher energy and fuel prices in Pakistan negatively impacted the EBITDA margin of 45.2% by c.3 p.p. In Kazakhstan, revenues increased 23.3% YoY in local currency (+23.4% YoY in reported currency), marking the eighth consecutive quarter of revenue growth above 20%. This was driven by the further expansion of our mobile customer base (+4.6% YoY), higher data usage (+25.1% YoY) and inflationary pricing. Beeline Kazakhstan reached 68.7% 4G penetration (+2.3 p.p. YoY). EBITDA rose by 37.9% YoY in local currency terms (+39.3% YoY in reported currency). In 1Q22, EBITDA was impacted by a KZT 2.0 billion one-off extraordinary charitable donation. Adjusting for this, Beeline Kazakhstan’s EBITDA grew by 29.4% YoY in local currency. In Bangladesh, Banglalink’s revenues increased 17.7% YoY in local currency (-4.2% YoY in reported currency) supported by strong growth in data revenue, which was up 35.0% YoY. This was the fourth consecutive quarter of double-digit local currency revenue growth. Banglalink’s nation-wide network expansion supported robust 39.1% YoY growth in 4G users. Banglalink delivered balanced growth with its subscriber base, which was up +7.7% YoY, and ARPU, which grew +9.9% YoY. EBITDA increased 11.7% YoY in local currency (-9.0% YoY in reported currency). In Uzbekistan, revenues increased 24.0% YoY in local currency (+19.9% YoY in reported currency), a fifth consecutive quarter of revenue growth above 20%. This was driven by a 21.6% YoY expansion of the 4G subscriber base and a robust increase in data revenues, which were 25.5% higher YoY in local currency. EBITDA rose 9.7% YoY in local currency (+6.1% YoY in reported currency). We have seen a strong start to the second quarter and in April local currency revenues are up 20.1% YoY with EBITDA up 25.8% YoY. As we executed on our strategy across the Group, our 2023 local currency guidance for both revenue and EBITDA growth remains at 10%-14%. VEON’s 2023 outlook for the Group’s capex intensity is in the range of 18%-20%.

Trading update 1Q23 9 OFAC LICENCE With regard to the sale of PJSC VimpelCom (“VimpelCom”), the U.S. Office of Foreign Assets Control (“OFAC”) issued a license on 15 April 2023 authorizing U.S. persons to engage in all transactions ordinarily incident and necessary to the divestment of VimpelCom. In addition to this OFAC license, VEON has also determined that it has the requisite authorizations required by the UK and Bermudan authorities to proceed with the divestment of VimpelCom. VEON does not believe that a license is required from the EU to execute the sale. SCHEME OF ARRANGEMENT TO EXTEND 2023 NOTES MATURITIES Further to the announcement issued on 31 January 2023, on 3 April 2023, VEON announced that VEON Ltd. and VEON Holdings B.V. received the remaining licenses and regulatory confirmations required to implement the amendments to VEON Holdings B.V.’s notes due 2023 (“2023 Notes”) (as set out in the scheme of arrangement proposed by VEON Holdings B.V.) from UK, Dutch and Bermuda authorities (in addition to the OFAC license received on 18 January 2023) and, therefore, the conditions to implementing the amendments had been satisfied. On 4 April 2023, VEON announced the amendment of its 2023 Notes were effective followed by the distribution of the 2023 Put Option Event Notice on 5 April 2023. Pursuant to the amendments, the maturity dates of the February 2023 Notes and April 2023 Notes have been extended to October 2023 and December 2023, respectively. Noteholders will also be entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates. Further, the 2023 Put Option Event Notice, entitling holders of the 2023 Notes to require VEON Holdings B.V. to repurchase their 2023 Notes at a purchase price of 102 per cent. of the principal amount was distributed in accordance with the terms of the amendments. The 2023 Put Option closed on 19 April with holders of USD 165 million of the October 2023 Notes, and holders of USD 294 million of the December 2023 Notes exercised the put option. On 28 April 2023, VEON announced, that The Notes accepted for repurchase pursuant to the 2023 Put Option were repurchased by the Issuer on 26 April 2023 and cancelled on 27 April 2023. VEON APPOINTS PWC AS AUDITORS FOR VEON GROUP On 11 April 2023, VEON announced that, further to its announcement on 11 January 2023 regarding the appointment of PricewaterhouseCoopers Accountants N.V. (“PwC”) as the Dutch statutory financial statement auditors for the year ended 31 December 2022, VEON has now also appointed PwC as the independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended 31 December 2022 in accordance with the standards established by the Public Company Accounting Oversight Board (United States). VEON MANAGEMENT TO INCREASE SHARE OWNERSHIP On 14 April 2023, VEON announced an increase in management’s ownership of company shares. This follows the completion of management share awards as a part of the Group’s incentive programs that were announced in February 2022. With this share award, five members of VEON’s Group Executive Committee were granted a total of 154,876 shares within the scope of STI plans and 643,286 shares as a part of LTI plans. KEY RECENT DEVELOPMENTS IGHLIGHTS:

Trading update 1Q23 10 VEON APPOINTS GROUP HEAD OF INTERNAL AUDIT On 24 April 2023, VEON announced the appointment of Jagan Mohan, current Group Director of Internal Audit, as the Group Head of Internal Audit, effective from 1 May 2023. This complements the Group Chief Financial Officer transition, where Joop Brakenhoff, currently VEON’s current Chief Internal Audit and Ethics & Compliance Officer, assumed the role of Group Chief Financial Officer on 1 May 2023. In this new role, Jagan Mohan will report functionally to Michiel Soeting, the Chairman of VEON’s Audit and Risk Committee, and operationally to Kaan Terzioglu, our Group CEO. VEON ENHANCES DIGITAL MARKETING OFFERING WITH ADTECH BUSINESS On 26 April 2023, VEON announced that it has incorporated a dedicated AdTech company, wholly owned by the VEON Group, to offer digital marketing services supporting VEON Group companies in addressing the growing digital advertising opportunity in VEON markets. With its headquarters in Tashkent, Uzbekistan, VEON AdTech will work with VEON’s digital operators and support the VEON Group in providing highly targeted digital marketing services based on machine-learning algorithms, building on VEON companies’ proximity to their customers. The advertising spend on digital advertising in the countries where VEON operates is estimated to exceed USD 1.3 billion in 20231. VEON APPOINTS JOOP BRAKENHOFF AS GROUP CHIEF FINANCIAL OFFICER On 15 March 2023, VEON announced the appointment of Joop Brakenhoff as Group Chief Financial Officer (CFO), effective from 1 May 2023. Joop took over from Serkan Okandan whose three-year contract as Group CFO expired at the end of April 2023. Serkan continues to serve VEON as a special advisor to the Group CEO and CFO. 1 Source: Statista

LIQUIDITY AND CAPITAL STRUCTURE

KEY DATA

USD million	31 March 2023	31 December 2022	QoQ	31 March 2022	YoY
Cash and cash equivalents	3,040	3,106	(2.2%)	1,977	53.7%
Gross debt, of which	5,714	7,479	(23.6%)	9,661	(40.9%)
Lease liabilities	804	809	(0.6%)	2,598	(69.0%)
Net debt	2,709	4,461	(39.3%)	7,780	(65.2%)
Net debt / LTM EBITDA	1.61x	2.56x		4.22x	
Net debt excluding leases	1,911	3,657	(47.7%)	5,183	(63.1%)
Net debt excluding leases / LTM EBITDA	1.29x	2.36x		3.07x	

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. Accounts as at 31 March 2022 include amounts from Russian operations, which in in 4Q22 were reclassified as assets and liabilities held for sale and therefore excluded from the corresponding amounts as at 31 December 2022 and as at 31 March 2023.

Total cash and cash equivalents decreased marginally in the first quarter to approximately USD 3.0 billion, of which USD 2.5 billion is cash and cash equivalents held by VEON's HQ in Amsterdam denominated in US dollars and euro, including USD 1.1 billion drawn under the Revolving Credit Facility ("RCF"). The HQ-level cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks.

Gross debt decreased to USD 5.7 billion as of 31 March 2023, compared with USD 7.5 billion at the end of 4Q22. The decrease in gross debt was mainly driven by the reclassification of VEON Holdings notes purchased by PJSC VimpelCom Russia to Intercompany as well as to the QoQ depreciation of the Russian ruble and Pakistani rupee against the US dollar which resulted in lower reported currency levels of bank loans and lease liabilities. As of 31 March 2023, our revolving credit facility was fully drawn with USD 1.1 billion outstanding.

Lease liabilities were flat QoQ at approximately USD 0.8 billion at the end of 1Q23.

Net debt and net debt excluding leases decreased in the quarter to USD 2.7 billion and to USD 1.9 billion, respectively, resulting in net debt/EBITDA ratios of 1.61x and 1.29x, respectively. The QoQ decrease in net debt was due to reclassification of VEON Holdings notes purchased by PJSC VimpelCom to Intercompany, while the debt issued by PJSC VimpelCom to purchase such notes is classified as held for sale, as well as to the depreciation of the Russian ruble and Pakistani rupee against the US dollar as mentioned above.

The HQ-level cash and cash equivalents currently amount to the equivalent of USD 2.5 billion. Excluding the USD 1.1 billion RCF, the Group faces debt maturities at HQ-level of approximately USD 0.8 billion in 2023, USD 0.3 billion in 2024, and the equivalent of USD 2.8 billion beyond 2024, as well as annual interest and corporate costs. For the USD 1.1 billion RCF, USD 250

Trading update 1Q23 12 million can be rolled over until the final maturity in March 2024 and USD 805 million can be rolled over until the final maturity in March 2025. Despite the unprecedented challenges posed by the conflict between Russia and Ukraine and the current sanctions environment, VEON is optimistic that the anticipated completion of the sale of its Russian operations will help facilitate a return to the international capital markets, including the debt capital markets which the Company has traditionally relied on to refinance maturing debt. The ability to upstream cash to HQ-level to meet obligations is currently impaired by currency controls in two major markets and other geopolitical and FX pressures affecting emerging markets. VEON remains committed to monetizing assets to enhance liquidity at the HQ-level and taking steps to regain access to capital markets. VEON is confident in its ability to navigate these challenges and continue to provide converged connectivity and online services to its customers globally.

Trading update 1Q23 13 KEY FIGURES BY COUNTRIES USD million 1Q23 1Q22 YoY reported YoY local currency Total revenue 884 968 (8.7%) 15.3% Ukraine 228 276 (17.2%) 6.0% Pakistan 269 338 (20.4%) 16.0% Kazakhstan 175 141 23.4% 23.3% Bangladesh 138 144 (4.2%) 17.7% Uzbekistan 63 53 19.9% 24.0% Kyrgyzstan 13 10 22.5% 18.8% Georgia - 10 (100.0%) (100.0%) HQ and eliminations (2) (5) 53.4% Service revenue 852 925 (7.9%) 15.9% Ukraine 227 274 (17.2%) 6.0% Pakistan 246 306 (19.7%) 17.1% Kazakhstan 169 136 24.8% 24.6% Bangladesh 136 142 (3.9%) 18.0% Uzbekistan 63 53 19.9% 24.0% Kyrgyzstan 13 10 22.4% 18.8% Georgia - 10 (100.0%) (100.0%) HQ and eliminations (2) (5) 56.3% EBITDA 385 446 (13.5%) 11.2% Ukraine 135 171 (21.2%) 1.0% Pakistan 122 158 (23.2%) 12.0% Kazakhstan 92 66 39.3% 37.9% Bangladesh 50 55 (9.0%) 11.7% Uzbekistan 28 27 6.1% 9.7% Kyrgyzstan 5 3 38.7% 33.7% Georgia - 4 (100.0%) (100.0%) HQ and eliminations (46) (38) (19.2%) EBITDA margin 43.6% 46.0% (2.5p.p.) COUNTRY PERFORMANCE

Trading update
1Q23
14
VEON

UKRAINE

Keeping Ukraine connected

UAH million	1Q23	1Q22	YoY
Total revenue	**8,346**	**7,874**	**6.0%**
Service revenue	8,294	7,822	6.0%
EBITDA	**4,921**	**4,871**	**1.0%**
EBITDA margin	59.0%	61.9%	(2.9p.p.)
Capex	780	659	18.4%
Capex intensity	19.3%	17.2%	2.0p.p.
Mobile			
Total operating revenue	7,830	7,339	6.7%
Service revenue	7,830	7,339	6.7%
Data revenue	4,472	4,323	3.4%
Customers (mln)	24.3	26.1	(6.7%)
Data users (mln)	17.3	18.8	(7.9%)
4G smartphone users (mln)	17.5	17.4	0.1%
4G users (mln)	13.3	12.7	4.2%
ARPU (UAH)	106	93	13.3%
MOU (min)	551	624	(11.7%)
Data usage (GB/user)	9.5	7.7	23.4%
4G coverage	94.1%	90.3%	3.8p.p.
Fixed-line			
Total operating revenue	463	483	(4.2%)
Service revenue	463	483	(4.2%)
Broadband revenue	319	297	7.2%
Broadband customers (mln)	1.1	1.2	(7.0%)
Broadband ARPU (UAH)	94	82	14.0%

Kyivstar delivered solid growth in the quarter, growing revenues and EBITDA despite the challenging operating environment as the team continues to focus on keeping Ukrainians connected.

Total **revenues** increased by 6.0% YoY in 1Q23, with mobile service revenues rising by 6.7% YoY, supported by 23.4% YoY growth in data consumption and higher roaming.

EBITDA rose by 1.0% YoY, corresponding to an EBITDA margin of 59.0%. EBITDA was impacted by operational cost pressures, including increases in electricity tariffs ranging from 15% to 34% YoY, and 52% YoY growth in fuel prices, negatively impacting the EBITDA margin by approximately 1 p.p. YoY.

In 1Q23, EBITDA was also impacted by UAH 150 million in charitable donations, as well as staff and customer support programs, as Kyivstar continues to support its employees and the community.

4G user base reached 13.3 million (+4.2% YoY), and now accounts for 54.6% of the customer base (+5.7 p.p. YoY). The growth in 4G users together with new value propositions supported a 13.3% YoY increase in ARPU. Kyivstar saw a 6.7% YoY decline in its overall mobile subscribers due to network unavailable in occupied zones and as the number of refugees living outside of Ukraine continued to impact the subscriber base.

With continued focus on **DO1440** strategy, Kyivstar supported access to key services including digital healthcare, information and entertainment services. Kyivstar's **multiplay customers** increased +14.4% YoY and generated growth of 27.0% YoY in multiplay revenues. In January 2023, Kyivstar introduced **Kyivstar.Tech**, a new IT company that will focus on developing its Digital Operator portfolio, products and enablers.

Helsi Ukraine, the country's largest digital healthcare platform, reported over 25 million registered users with almost 2.2 million of them contacting a doctor and booking more than 1.8 million appointments through the platform in the first quarter.

The media streaming service **Kyivstar TV** closed the quarter with nearly 1.0 million MAUs, representing 27.7% YoY increase. Kyivstar TV has recently introduced "Children's Profile", a dedicated channel with a wide portfolio of content for children.

In line with the "4G everywhere" strategy, Kyivstar connected 81 more settlements to its 4G network, added 215 new 4G base stations and upgraded another 460 base stations to 4G in 1Q23. **Capex** was 18.4% higher YoY as Kyivstar continued to support essential connectivity in the country and maintain business resilience and continuity. The Kyivstar team was able to maintain nearly 90% of the radio network operational at the end of March.

Trading update
1Q23
15
VEON

PAKISTAN

Double-digit growth in both revenue and EBITDA

PKR million	1Q23	1Q22	YoY
Total revenue	**69,662**	**60,060**	**16.0%**
Service revenue	63,635	54,340	17.1%
EBITDA	**31,479**	**28,107**	**12.0%**
EBITDA margin	45.2%	46.8%	(1.6p.p.)
Capex	3,669	14,869	(75.3%)
Capex intensity	15.2%	22.2%	(7.0p.p.)
Mobile			
Total operating revenue	69,662	60,060	16.0%
Service revenue	63,635	54,340	17.1%
Data revenue	28,602	24,626	16.1%
Customers (mln)	73.7	75.0	(1.7%)
Data users (mln)	54.2	51.5	5.2%
4G smartphone users (mln)	35.7	34.0	5.0%
4G users (mln)	43.1	36.7	17.4%
ARPU (PKR)	285	244	16.9%
MOU (min)	427	428	(0.2%)
Data usage (GB/user)	5.8	5.1	14.1%
4G coverage	66.0%	55.7%	10.3p.p.

With continued successful execution of its Digital Operator strategy, Jazz delivered double-digit growth in both revenue and EBITDA and gained further market share.

Total **revenues** rose by 16.0% YoY in 1Q23, as Jazz continued to gain market share. This double-digit revenue growth was enabled by disciplined inflationary pricing as Jazz successfully executed on its Digital Operator strategy. It was also strengthened by encouraging momentum in our financial services offering, with robust increases in service revenues for both JazzCash (+65.3% YoY) and Mobilink Microfinance Bank (+71.0% YoY).

EBITDA rose by 12.0% YoY on the back of the double-digit top line growth despite the challenging macroeconomic environment.

47% YoY currency depreciation, a 8.3 p.p. YoY increase in interest rates and average inflation at c.31.5% in 1Q23 impacted the macro-economic environment and notably the financial performance in reported currency.

In 1Q23, the **4G user base** reached 43.1 million, a YoY increase of 17.4%, with 4G penetration of 58.5% (+9.5 p.p.). Jazz reported 73.7 million mobile subscribers (-1.7% YoY).

With the continued execution of its **DO1440** strategy, Jazz recorded 27.5% YoY growth in **multiplay customers** who benefit from digital services such as JazzCash, the self-care app JazzWorld and the entertainment platform Tamasha.

In 1Q23 multiplay customers accounted for 23.0% of the monthly active consumer base. With 3.1 times the ARPU of voice-only users, Jazz's multiplay customers generated 45.5% of the operator's revenues in the B2C segment (+9.8 p.p. YoY).

JazzCash, the most popular mobile financial services application in Pakistan, had 14.6 million MAUs (-6.7% YoY) and served 1.4 million (+38.7% YoY) customers with digital loans. Total revenue grew by 58.3% YoY with the mobile wallet recording 2.0 billion transactions in last twelve months (+9.4% YoY). Gross Transaction Value in the last 12 months was PKR 4.5 trillion, a 30.4% YoY increase. This was supported by the continued expansion in retail presence, reaching more than 122,000 active agents (+7.3% YoY) and almost 179,000 active merchants (+23.6% YoY).

The Self-care app **JazzWorld** saw MAUs increase by 15.9% YoY, reaching 12.2 million at the end of 1Q23.

In 1Q23, Pakistan's leading entertainment platform **Tamasha** introduced the very first Tamasha Originals: a TV series titled "Family Bizniss". This contributed to the accelerated growth of Tamasha's monthly active user base, which reached 5.6 million (5.6x YoY), while average daily active users rose 5.2x YoY to reach more than 900 thousand at the end of the quarter.

Launched in December 2022 by Jazz in partnership with Turkcell, the free instant communication and lifestyle platform **BiP** had more than 550,000 MAUs at the end of 1Q23.

Supported by higher demand digital services from Jazz customers, **data and digital revenues** in Pakistan were up 21.0% YoY.

Capex was PKR 3.7 billion in 1Q23, with LTM capex intensity of 15.2% (-7.0 p.p. YoY) impacted by the regulator's currency control measures. However, Jazz continued to expand and upgrade their 4G network, with almost 1,100 new 4G sites YoY.

Trading update
1Q23
16
VEON

KAZAKHSTAN

Eighth consecutive quarter of revenue growth above 20% YoY

KZT million	1Q23	1Q22	YoY
Total revenue	**79,417**	**64,436**	**23.3%**
Service revenue	76,947	61,769	24.6%
EBITDA	**41,702**	**30,233**	**37.9%**
EBITDA margin	52.5%	46.9%	5.6p.p.
Capex	7,143	6,561	8.9%
Capex intensity	18.7%	21.9%	(3.2p.p.)
Mobile			
Total operating revenue	63,226	53,672	17.8%
Service revenue	60,768	51,050	19.0%
Data revenue	37,016	29,683	24.7%
Customers (mln)	10.6	10.1	4.6%
Data users (mln)	8.5	8.3	3.2%
4G smartphone users (mln)	8.7	8.0	8.3%
4G users (mln)	7.3	6.7	8.2%
ARPU (KZT)	1,902	1,698	12.3%
MOU (min)	237	314	(24.4%)
Data usage (GB/user)	17.5	14.0	25.1%
4G coverage	87.7%	81.5%	6.2p.p.
Fixed-line			
Total operating revenue	16,191	10,764	50.4%
Service revenue	16,179	10,719	50.9%
Broadband revenue	6,199	4,478	38.4%
Broadband customers (mln)	0.7	0.6	12.0%
Broadband ARPU (KZT)	3,053	2,714	12.5%

Beeline Kazakhstan inched closer to 70% 4G penetration and recorded its eighth consecutive quarter of revenue growth above 20% YoY. Multiplay users were up 28.6% YoY as customers increased their usage of Beeline's digital apps, with data and digital revenues increasing 29.1% YoY.

Total **revenues** rose by 23.3% YoY, while service revenues were up by 24.6% YoY, supported by growth in both the mobile and fixed line businesses. Data usage increased +25.1% YoY as Beeline Kazakhstan continued the successful execution of its Digital Operator strategy.

EBITDA increased by 37.9% YoY, supported by the solid topline YoY growth. In 1Q22, EBITDA was impacted by an extraordinary non-recurring item, a KZT 2.0 billion charitable donation. Adjusting for this, Beeline Kazakhstan's EBITDA grew by 29.4% YoY in local currency.

The EBITDA margin reached 52.5% in 1Q23 (+5.6 p.p. YoY), while Beeline Kazakhstan continued to progress on network investments supporting growth.

Beeline Kazakhstan expanded its **4G user base,** to 7.3 million up 8.2% YoY. 4G penetration rose by 2.3 p.p. YoY to 68.7% of the total customer base at the end of 1Q23, moving closer to VEON's target of 70% 4G penetration in the customer base.

Beeline Kazakhstan's digital services continued to show strong growth in line with the **DO1440** strategy as **multiplay customers** who enjoyed digital services such as izi, Simply, My Beeline and BeeTV, reached 3.4 million, up 28.6% YoY. With higher ARPU and lower churn, these customers contributed 53.6% of the subscriber revenues in the B2C segment.

The **MyBeeline** self-care app increased its MAUs by 23.7% YoY reaching the 4.0 million users. MyBeeline was recently named the second most popular communications app in Kazakhstan by number of Google Play downloads.

The **BeeTV** multiplatform entertainment service reached more than 720 thousand MAUs (+18.1% YoY), with 70.6% of customers using the mobile version of the service.

Beeline Kazakhstan's sub-brand **izi** continued to deliver significant growth with monthly active users of the izi app increasing 4.7 times YoY to more than 362,000 MAUs. At the end of the quarter izi recorded 173,000 monthly active subscribers, up 71.0% YoY.

Simply, Kazakhstan's first mobile online-only neobank, saw a 87.3% YoY increase in MAUs, which have reached to nearly 234,000 at the end of 1Q23.

Capex was KZT 7.1 billion during the quarter, with capex intensity of 18.7%. Capex expenditure remained focused on expanding the 4G network as Beeline Kazakhstan added over 1,600 new 4G base stations YoY.

Trading update
1Q23

17

VEON

BANGLADESH

Strong start to the year gaining further market share

BDT million	1Q23	1Q22	YoY
Total revenue	**14,619**	**12,420**	**17.7%**
Service revenue	14,382	12,186	18.0%
EBITDA	**5,305**	**4,749**	**11.7%**
EBITDA margin	36.3%	38.2%	(2.0p.p.)
Capex	3,138	4,039	(22.3%)
Capex intensity	31.0%	19.1%	11.9p.p.
Mobile			
Total operating revenue	14,619	12,420	17.7%
Service revenue	14,382	12,186	18.0%
Data revenue	4,929	3,652	35.0%
Customers (mln)	38.7	35.9	7.7%
Data users (mln)	25.5	22.0	15.6%
4G smartphone users (mln)	18.0	13.9	29.0%
4G users (mln)	17.4	12.5	39.1%
ARPU (BDT)	126	114	9.9%
MOU (min)	202	213	(5.2%)
Data usage (GB/user)	5.0	4.3	17.9%
4G coverage	81.6%	72.3%	9.3p.p.

Following 2022 as a high double-digit growth company, Banglalink sustained its high performance in 1Q23, delivering 17.7% topline growth. Successful network rollout and continued execution of Bangalink's Digital Operator strategy supported this performance, with the company gaining further market share. Following a sustained period of strong revenue growth, Banglalink also reported double digit EBITDA growth in 1Q23.

In 1Q23, total **revenues** increased by 17.7% YoY, with service revenues up by 18.0% YoY, double the growth rate of the Bangladesh's mobile telecoms sector as a whole. The revenue growth was driven by expansion in both the customer base (+7.7% YoY) and ARPU (+9.9% YoY). Mobile data usage was up by 17.9% YoY in 1Q23, contributing to a significant 35.0% YoY increase in data revenue during the quarter.

EBITDA rose by 11.7% YoY in 1Q23 supported by the strong topline growth despite increase in electricity tariffs and fuel prices.

Benefiting from its nationwide expansion, Banglalink increased its customer base and gained market share in 1Q23, recording 39.1% growth in its **4G user base**, which reached 17.4 million. This corresponds to 45.1% 4G penetration, a 10.2 p.p. YoY increase, and remains a key enabler of Banglalink's future growth plans. In April 2023, Banglalink passed the milestone of 40 million mobile subscribers.

The strong 4G rollout combined with higher penetration supported the execution of Banglalink's **DO1440** strategy, with the **multiplay customer base** up by 81.7% YoY, contributing to 29.5% of B2C revenues during 1Q23.

Banglalink's video streaming app **Toffee**, the largest mobile entertainment platform in Bangladesh, closed the quarter with 11.7 million MAUs (+84.3% YoY) and the number of average daily active users rose by 96.4% YoY, reaching 2.0 million.

Banglalink's self-care app **MyBanglalink**, which now offers its users various in-app services like e-learning, gaming and music streaming, saw a 71.5% YoY increase in monthly active users, passing the 6 million milestone in 1Q23 and reaching 6.2 million at the end of the quarter.

Driven by higher 4G penetration and uptake of digital services, Banglalink's **data and digital revenues** grew by 31.8% YoY.

Capex in 1Q23 was BDT 3.1 billion, with the last twelve months capex intensity of 31.0% (+11.9 p.p. YoY), as investment in the country-wide 4G network continued in line with Banglalink's expansion strategy.

Trading update
1Q23
18
VEON

UZBEKISTAN

Fifth consecutive quarter of topline growth above 20%

UZS million	1Q23	1Q22	YoY
Total revenue	**719,929**	**580,783**	**24.0%**
Service revenue	719,584	580,393	24.0%
EBITDA	**320,339**	**292,048**	**9.7%**
EBITDA margin	44.5%	50.3%	(5.8p.p.)
Capex	87,358	56,734	54.0%
Capex intensity	26.2%	14.2%	12.0p.p.
Mobile			
Total operating revenue	718,615	578,676	24.2%
Service revenue	718,397	578,502	24.2%
Data revenue	497,628	396,470	25.5%
Customers (mln)	8.4	7.6	11.5%
Data users (mln)	7.4	6.1	20.3%
4G smartphone users (mln)	5.3	4.7	13.5%
4G users (mln)	5.7	4.7	21.6%
ARPU (UZS)	28,098	26,121	7.6%
MOU (min)	632	684	(7.7%)
Data usage (GB/user)	8.9	6.6	35.0%
4G coverage	78.0%	62.0%	16.0p.p.

Beeline Uzbekistan maintains its subscriber market share and leading NPS position. With 38% growth of its multiplay base and disciplined pricing, Beeline delivered its fifth consecutive quarter of topline growth above 20%.

In 1Q23, total **revenues** increased by 24.0% YoY. This strong operational performance was enabled by growth in the customer base, higher number of 4G users, and higher take-up of Beeline's digital services.

As Beeline Uzbekistan continued to focus on 4G expansion in coverage and quality and in building capacity for future expansion, **EBITDA** growth was at 9.7% YoY, further impacted by higher SIM costs and other regulatory fees.

In 1Q23, Beeline Uzbekistan recorded 8.4 million subscribers with 11.5% growth YoY. The **4G user base** reached 5.7 million users during the quarter, a 21.6% YoY increase, and 4G users now account for 67.9% of total customers (+5.6 p.p. YoY).

With a strong focus on the execution of its **DO1440** strategy, Beeline Uzbekistan continued offering new digital bundles and tariff plans in 1Q23, building on its portfolio of digital products and services. Supported by the up-take of digital services, Beeline Uzbekistan increased its **multiplay customer base** by 38.2% YoY and reached 36.4% of the monthly active consumer base, contributing 57.1% of B2C revenues during 1Q23.

The **Beepul** mobile financial services platform grew its monthly active user base by 15.2% YoY, and the average transaction value increased by 27.8% YoY.

The self-service app **My Beeline** recorded 3.0 million MAUs at the end of the quarter (+21.0% YoY). The operator's entertainment platforms, including **Beeline TV** and **Beeline Music**, accounted for more than 1.2 million MAUs in total (+0.5% YoY).

The continued growth in digital services supported a 7.6% YoY increase in ARPU and 27.3% YoY growth in **data and digital revenues**.

In April 2023, VEON incorporated a dedicated AdTech company with its headquarters in Tashkent, Uzbekistan, which will work with VEON's digital operators and support the VEON Group in providing highly targeted digital marketing services based on machine-learning algorithms, building on VEON companies' proximity to their customers.

Capex was UZS 87.3 billion in 1Q23, with capex intensity of 26.2%. Adjusting for the acquisition of a new office building in 2Q22, capex intensity was 19.2% (+5.0 p.p. YoY). Beeline Uzbekistan reported a 24.9% YoY increase in 4G base stations.

Trading update 1Q23 19 On 4 May 2023, VEON will host a conference call with senior management at 14:00 CEST (13:00 BST), which will be available via a Zoom link and by telephone. The call details and slide presentation may be accessed at http://www.veon.com. To access the event, please use the following Zoom link or dial-in numbers: ZOOM LINK https://veon-global.zoom.us/j/99408360415?pwd=NzdXeldyQ2Z5UC9wMEhjajhmK1NkZz09 994 0836 0415 Passcode: 160160 DIAL-IN DETAILS One-tap mobile Dial by your location Country +31202410288,,99408360415 #,,,,*160160# +31 20 241 0288 Netherlands +442039017895,,99408360415 #,,,,*160160# +44 203 901 7895 United Kingdom +16465189805,,99408360415 #,,,,*160160# +1 646 518 9805 US (New York) Meeting ID: 994 0836 0415 Passcode: 160160 International numbers available: https://veon-global.zoom.us/u/a7t95rDro We strongly encourage you to watch the event through the Zoom link, but if you prefer to dial in, please use the dial-in details. A recording of the conference call and the slide presentation will be available on VEON’s website for 12 months after the end of the event. The slide presentation will also be available for download from VEON’s website. CONTACT INFORMATION Investor Relations Nik Kershaw ir@veon.com CONFERENCE CALL INFORMATION

Trading update 1Q23 20 VEON’s results presented in this trading update are, unless otherwise stated, based on IFRS and have not been externally audited or reviewed. Certain amounts and percentages that appear in this trading update have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, capex, capex intensity, local currency trends, and ARPU, is defined in Attachment A. Local currency and reported currency trends are reconciled in Attachment C. ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA On 8 June 2022, VEON announced completion of the sale of VEON Georgia LLC, VEON’s operating subsidiary in Georgia. Georgia results were deconsolidated from VEON Group numbers following the date of sale. The Georgian operations also do not contribute to either the comparison base or the actual reported numbers of customer base, 4G users and 4G penetration. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business, in line with the requirements of IFRS 5, became a discontinued operation, and was accounted for as ‘held for sale’. On 5 August 2022, VEON completed the sale of the Algerian business. The result is that the Algerian operations do not contribute to the base performance of VEON for both the current and prior year in this press release, and from the balance sheet perspective, it was measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation resulted in a gain/loss, which was accounted for as a profit/loss from discontinued operations. On 24 November 2022, VEON Ltd. announced that following a competitive process, it has entered into an agreement to sell its Russian operations. Following the execution of the agreement, the Russian business has been classified as ‘held for sale’ and ‘discontinued operations’, and accounted for as such, in line with the requirements of IFRS 5. The target completion date for the transaction is on or before 1 June 2023, with options on both sides for extensions in case any required regulatory license has not yet been received. The result is that the Russian operations do not contribute to VEON’s comparison base or actual reported results in this press release (except as specifically noted), however, this classification has no impact on balance sheet amounts in prior periods. PRESENTATION OF FINANCIAL RESULTS AND NON-RECURRING ITEMS

Trading update 1Q23 21 VEON’s results presented in this trading update are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this trading update is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this trading update have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This trading update contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; completion of VEON’s sale of its Russian operations; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this trading update are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other DISCLAIMER

Trading update 1Q23 22 regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. The sale of VEON’s Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Trading update 1Q23 23 CONTENT OF THE ATTACHMENTS Attachment A Definitions 24 Attachment B Customers 26 Attachment C Reconciliation of local currency and reported trends 26 Attachment D Rates of functional currencies to USD 26 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2023.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/reports-results/ ATTACHMENTS

Trading update 1Q23 24 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Data and digital revenues include data revenue, revenues from mobile financial services and from digital entertainment. Digital services monthly active users (“MAU”) is a gross total of monthly active users of all digital products and services offered by an entity or by VEON Group and includes MAUs who are active in more than one application. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on balance sheet amounts of prior periods. This means that neither Algerian nor Russian operations do not contribute to the base performance of VEON for both the current and prior year. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non- current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the ‘reconciliation tables’ section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure is presented in the ‘reconciliation tables’ section in Attachment C below. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as ‘discontinued operations’.

Trading update 1Q23 25 Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when comparing to competition. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to 2021 full year results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai.

Trading update
1Q23
26
VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
	1Q23	4Q22	QoQ	1Q22	YoY	1Q23	4Q22	QoQ	1Q22	YoY
Pakistan	73.7	73.7	(0.0%)	75.0	(1.7%)					
Ukraine	24.3	24.8	(1.7%)	26.1	(6.7%)	1.1	1.1	(1.6%)	1.2	(7.0%)
Bangladesh	38.7	37.6	3.0%	35.9	7.7%					
Kazakhstan	10.6	10.6	(0.3%)	10.1	4.6%	0.7	0.6	1.7%	0.6	12.0%
Uzbekistan	8.4	8.4	(0.0%)	7.6	11.5%					
Kyrgyzstan	2.0	1.9	7.2%	2.0	1.6%					
Total	157.7	156.9	0.5%	156.6	0.7%	1.8	1.8	(0.4%)	1.8	(0.8%)

Note: The Russian, Algerian and Georgian operations do not contribute to both the comparison base and the actual reported numbers.

ATTACHMENT C: RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES

1Q23 COMPARED TO 1Q22

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Pakistan	16.0%	(36.4%)	(20.4%)	12.0%	(35.2%)	(23.2%)
Ukraine	6.0%	(23.2%)	(17.2%)	1.0%	(22.2%)	(21.2%)
Bangladesh	17.7%	(21.9%)	(4.2%)	11.7%	(20.7%)	(9.0%)
Kazakhstan	23.3%	0.2%	23.4%	37.9%	1.4%	39.3%
Uzbekistan	24.0%	(4.1%)	19.9%	9.7%	(3.6%)	6.1%
Total	15.3%	(24.0%)	(8.7%)	11.2%	(24.7%)	(13.5%)

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	1Q23	1Q22	YoY	1Q23	1Q22	YoY
Pakistan Rupee	263.78	177.58	(48.5%)	283.62	183.32	(54.7%)
Bangladeshi Taka	105.65	86.03	(22.8%)	106.07	86.22	(23.0%)
Ukraine Hryvnia	36.57	28.55	(28.1%)	36.57	29.25	(25.0%)
Kazakhstan Tenge	454.94	457.02	0.5%	448.05	458.20	2.2%
Uzbekistan Som	11,341.23	10,965.80	(3.4%)	11,433.21	11,400.21	(0.3%)
Kyrgyzstan Som	86.72	89.81	3.4%	87.42	83.31	(4.9%)
Russian Ruble	72.77	86.07	15.4%	77.09	84.09	8.3%
Georgia Lari	2.63	3.11	15.5%	2.55	3.10	17.8%
Algeria Dinar	136.31	140.97	3.3%	135.83	142.71	4.8%

Trading update 1Q23 27 READ REACH